BRENHAM OIL & GAS CORP.
601 Cien, Suite 235
Kemah, TX 77565
281-334-9479 Fax 281-334-9508
Email: Info@BrenhamOil.com

April 20, 2011

US Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549
Attn: Ms. Caroline Kim

RE: Brenham Oil & Gas Corp.
Registration Statement on Form SB-1/A# 2

File No. 333-169507

Dear Ms. Kim:

This letter is in response to the staff’s letter dated April 15, 2011, regarding the amendment #2 to the registration statement. For the convenience of the staff’s review, we have included each of the comments in April 15, 2011 letter, followed by our response to each comment and have marked all changes from amendment #2 in bold-underlined.

Amended Registration statement on Form S-1, Filed March 31st, 2011

General

Comment 1. We remind you of prior comment 1 from our letter to you, dated October 18, 2010.

Response 1. Where comments in the staff’s letter dated April 15, 2011 related to more than one section, we have made parallel changes in such other sections. For example, we have deleted any reference to April 25 or April 29 throughout the amendment and exhibits, disclosing that the Expiration Date as May 20, 2011. This date is subject to change if the registration statement is not declared effective prior to May 1, 2011.

Comment 2. In future filings please include page numbers. We also re-issue prior comment 2 from our letter to you dates March 17, 2011. Your marked version does not appear to indicate all changes made in response to our prior comments. The next amendment you provide should precisely indicate the changes from the most recent amendment. You also will expidite the staff’s review if you provide us with precisely marked versions of any changed exhibits.

Response 2. We have clearly marked in bold and under lined all changes from amendment #2 in amendment #3 including changes in Exhibits 5.1 and 20.1 in response to the staff’s comment letter dated April 15, 2011. We have also included page numbers.

Comment 3. Please revise your filing to comply with the issues we identified in prior comment 4 from our letter to you dated January 28, 2011. For example we note the following:

- You make references to the expiration of the recession offering on April 25 or 29, 2011, throughout the filing and in Exhibit 20.1

- “No shareholder is required to accept our Recession Offer and shareholders who elect to accept the Recession Offer on whole or in part.” (Emphasis added; note that the sentence appears to be incomplete). Cover Page.

- “The date if this prospectus is April 29, 2011.” Cover Page.

Response 3. In response to the above bullet points, we have made the following changes:

(i) We have removed any references to April 25 or 29 and throughout the registration statement and in exhibit 20.1 we have disclosed that the expiration date is May 20, 2011. As noted in response 1 above, this date is subject to adjustment in the event the registration statement is not declared effective prior to April 19, 2011;

(ii) We have clarified and completed the incomplete sentence on the Cover Page; and

(iii) The Cover Page of the prospectus has been changed to April __, 2011

Executive Summary Compensation Table

Comment 4. Please further revise your responsive disclosures to prior comment 8 from our letter to you dated March 17th, 2011, insofar as they appear in footnote format notwithstanding the absence of footnotes in the table.

Response 4. We have revised the disclosure to include narrative disclosure, deleting the footnotes under the table.

Comment 5. Please provide a narrative description of the 2010 stock awards to Sherry McKinzey and S. Scott Gaille. Your disclosures of these awards appear inconsistent with the text which appears as footnotes (1), (2), and (3).

Response 5. We have clarified the narrative disclosure regarding the stock awards to Mr. Gaille and Ms. McKinzey.

Exhibits

Exhibit 5.1

Comment 6. The first portion of clause (i) of the opinion portion of the letter is not clearly written. Please obtain and file a revised opinion which clearly identifies what “shall be deemed free from restriction,” etc. It currently appears that the opinion is the Recession Offer is the subject of that phrase.

Response 6. We have revised the disclosure in the opinion to clearly identify which shares shall be deemed free from restriction.

Exhibit 20.1

Comment 7. Your letter does not provide a written response to every comment or point we raise during our teleconference of February 1, 2011. Refer to prior comment 1 from our letter to you dated March1, 2011. In that regard, we re-issue the prior oral comment we conveyed on February 1 relating to Exhibit A, which you now have resubmitted as Exhibit 20.1. It is not appropriate to require the shareholder to affirm that she or he has “read” or “understood” (1) disclosure or (2) the offer. Please revise accordingly.

Response 7. We have revised Exhibit 20.1 in response to the prior oral comment by deleting the requirement that a shareholder affirm that he has “read” or “understood” the disclosure or the offer.

Closing Comments

We urge all persons who are responsible for the accuracy of the disclosure in the filing to be certain that the filing includes the information in the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration if the effective date of the pending registration statement please provide a written statement from the company acknowledgement that:

- Should the Commission of the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response Closing Comments: The Company acknowledges that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectively submitted,

Brenham Oil & Gas Corp.

By: /s/ Daniel Dror

Chairman and Chief Executive Officer